UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS BY FOREIGN BANKS AND FOREIGN INSURANCE COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”):	Royal Bank of Canada

B.	This is (select one):

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant	Royal Bank of Canada

Form type	S-8

File Number	333-13602

Filed by	Royal Bank of Canada

Date Filed (if filed concurrently, so indicate)	June 7, 2001

D.	The Filer is a Schedule I bank under the Bank Act (Canada) and has its principal place of business at 200 Bay Street, Royal Bank Plaza, Toronto, Ontario, Canada M5J 2J5, telephone (416) 955-7802.

E.

The Filer designates and appoints Cogency Global Inc. (the “Agent”), located at located at 122 East 42nd Street, 18th Floor, New York, NY 10168, telephone (212) 947-7200, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission, and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form S-8 filed on June 7, 2001, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.

Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation, and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, this 25th day of January 2021.

Filer: Royal Bank of Canada

By:	/s/ Paul Guthrie
Name:	Paul Guthrie
Title:	Vice President, Compensation and Governance

This statement has been signed by the following persons in the capacities indicated and on this 25th day of January 2021.

Cogency Global Inc.
Agent for Service of Process in the United States

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice President

Royal Bank of Canada

Certificate

I, Melinda Anderson, Senior Counsel and Assistant Secretary of Royal Bank of Canada (the “Bank”), do hereby certify that (i) the following resolution of the Bank, which authorizes Cogency Global Inc., as agent for service of process in the United States, is a true copy of a resolution duly passed by the Board of Directors of the Bank at a meeting duly called and held on the 22nd day of January, 2021, and (ii) said resolution has not been amended or rescinded and is still in full force and effect as of the date hereof.

“RESOLVED … THAT Cogency Global Inc. is designated and appointed as the Bank’s agent for the service of process in connection with the New Registration Statement and in connection with any registration statements on Form S-8 previously filed by the Bank with the Commission, and any amendment or supplement thereto, including without limitation, any post-effective amendment and any related filings such as Form F-N and/or Form F-NA, as and to the extent provided for in Form F-N and/or Form F-NA as required by the applicable U.S. securities laws, with all the powers incident to such appointment, and any one of the following officers of the Bank, viz; the President and Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, a Group Head, the Chief Administrative & Strategy Officer, the Chief Human Resources Officer, a Senior Executive Vice-President, an Executive Vice-President, the Chief Audit Executive, a Senior Vice-President, a Regional President, a Vice-President, or any other duly appointed officer of the Bank (herein individually or collectively referred to as “Officers”), and each of and any of them, is authorized to, for and on behalf of the Bank, execute and file with the Commission a consent to service of process and power of attorney on Form F-N and/or Form F-NA appointing Cogency Global Inc. as such agent for service for any of the foregoing, including the registration statements on Form S-8 set out in Appendix A.”

IN WITNESS WHEREOF I have hereunto subscribed my name in the City of Toronto, in the Province of Ontario, Country of Canada, this 25th day of January 2021.

By:	/s/ Melinda Anderson
Name:	Melinda Anderson
Title:	Senior Counsel and Assistant Secretary